August 14, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Investors Trust – Form N-14 Registration Statement (File No. 333-160378)

Dear Mr. Foor:

This letter responds to the comments that you provided to us in a telephone conversation on August 4, 2009 in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of the Acquiring Portfolios (defined below) on July 1, 2009.  The Registration Statement was filed in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of ING LifeStyle Conservative Portfolio, ING LifeStyle Moderate Portfolio, ING LifeStyle Moderate Growth Portfolio, ING LifeStyle Growth Portfolio and ING LifeStyle Aggressive Growth Portfolio (each, an “Acquired Portfolio,” and collectively, the “Acquired Portfolios”) with and into ING Retirement Conservative Portfolio, ING Retirement Moderate Portfolio, ING Retirement Moderate Growth Portfolio and ING Retirement Growth Portfolio (each, an “Acquiring Portfolio” and collectively, the “Acquiring Portfolios”) (each Acquired Portfolio and Acquiring Portfolio, a “Portfolio” and collectively, the “Portfolios”), as listed in the table below.  Each Portfolio is a separate series of ING Investors Trust (the “Registrant”).

Acquired Portfolios		Acquiring Portfolios

ING LifeStyle Conservative Portfolio	→	ING Retirement Conservative Portfolio

ING LifeStyle Moderate Portfolio	→	ING Retirement Moderate Portfolio

ING LifeStyle Moderate Growth Portfolio	→	ING Retirement Moderate Growth Portfolio

ING LifeStyle Growth Portfolio
	→	ING Retirement Growth Portfolio
ING LifeStyle Aggressive Growth Portfolio

Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about August 17, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment: Page 8.  Please explain the differences in the second stage of the asset allocation process of the Acquired Portfolios and that of the Acquiring Portfolios.

Response:  The Acquired Portfolios’ principal investment strategy is to invest in actively managed underlying funds which have the potential to outperform their benchmark indices.  Therefore, in the second step of the asset allocation process, when selecting underlying funds for the Acquired Portfolios, ING Investments, LLC, the investment adviser to the Acquired Portfolios (“ING Investments”), would seek to find underlying funds that not only best fit the asset allocation model but also have the potential of outperforming their benchmark indices.  The reference to “incremental Underlying Fund returns” in the description of the Acquired Portfolios’ asset allocation process refers to the potential of actively managed underlying funds to take additional risks to attempt to offer better returns.  These are not strategies of the Acquiring Portfolios, whose principal investment strategy is to invest in passively managed underlying funds (index funds).

Furthermore, in response to your comment, the disclosure has also been revised as follows:

“•            With respect to the Acquired Portfolios, the historical returns of each Underlying Fund are examined to estimate the mix of asset classes that best fits the pattern of those returns, the closeness of the fit and any incremental Underlying Fund returns over those which this mix would have achieved based on standard asset class benchmarks. Possible combinations of Underlying Funds are then tested for closeness of fit to the Asset Allocation Model and incremental return. For each Portfolio, the combination of Underlying Funds that seems to provide the most favorable trade-off between closeness of fit and incremental return is estimated.

•                  With respect to the Acquiring Portfolios, the historical returns or hypothetical returns of an Underlying Fund are examined to estimate which asset classes the Underlying Fund represents and how the Underlying Fund would fit the Asset Allocation Model.  Possible combinations of Underlying Funds are then tested for closeness of fit to the Asset Allocation Model ~~and any incremental return characteristics~~.  For each Portfolio, the combination of Underlying Funds that seems to provide the most favorable trade-off between closeness of fit and the target level of risk is estimated.”

2)              Comment:  The Acquiring Portfolios’ investment strategies provide that the investment model that DSL uses to determine the Acquiring Portfolios’ asset allocation “may take into account the ING affiliated insurance companies’ considerations related to their reduction of investment risk and their ability to hedge their risk in issuing guarantees on variable annuity contracts.”  The description of “Conflicts of Interests” in the Registration Statement also states that “[the Advisers’] investment process may be influenced by an [ING] affiliated insurance company that issues financial products in which the Portfolios are offered as investment options.”  Please clarify if ING affiliated insurance companies’ influence would interfere with the Advisers’ fiduciary duty in selecting underlying funds for the Portfolios.

Response:  As currently disclosed in the Registration Statement (as well as in the Portfolios’ prospectuses), the Advisers are subject to certain conflicts of interest.  The Advisers have informed the Board of Trustees (the “Board”) of the Registrant of these conflicts of interest.  Furthermore, “[each] Adviser has developed an investment process using an allocation committee which seeks to ensure that the Portfolios it advises are managed in the best interest its shareholders.”  The Advisers’ asset allocation committee (the “Committee”) determines the selection of underlying funds for the Portfolios.

The Committee is subject to policies and procedures that have been approved by the Board under which all of the Committee’s members must be associated persons and officers of the Advisers, and which provide, among other things: (1) that the Advisers retain sole authority over the allocation of each Portfolio’s assets and selection of underlying funds in which the Portfolio shall invest, (2) that any investment decision must be made in the best interests of the Portfolio and its shareholders, and (3) that all investments must be made in accordance with the Portfolio’s objectives and strategies as disclosed in the Portfolio’s prospectuses.  These policies and procedures further require the Committee to provide quarterly reports to the Board or a committee thereof on any material investment decisions.  The Committee is specifically tasked with identifying conflicts of interest and managing them consistent with the fiduciary duty owed by the Advisers.  The effect of these policies and procedures is to permit affiliates that use the Portfolios to communicate about their needs for their platforms, just as an unaffiliated intermediary that uses the Portfolios could communicate, but not to allow affiliates to overreach.

The disclosure of “Conflicts of Interest” in the Registration Statement has also been revised to state the following:

“The Advisers have informed the Board that their investment process may be influenced by an affiliated insurance company that issues financial products in which the Portfolios are offered as investment options.  In certain of those products ~~the~~an affiliated insurance company may offer~~s products that contain~~ guaranteed lifetime income or death benefits.  An Adviser’s ~~and its affiliated insurance company may benefit from~~ investment decisions for the Portfolios, including its allocation decisions with respect to the Portfolios’ Underlying Funds, may benefit the affiliated insurance company issuing such benefits.  For example, selecting and allocating assets to Underlying Funds which invest primarily in fixed-income securities or in a more conservative or less volatile investment style~~,~~ may reduce the regulatory capital requirements which the affiliated insurance company must satisfy ~~in order~~ to support its guarantees under its products~~variable insurance contracts which it issues.  Further~~, may help reduce the affiliated insurance company’s ~~may seek to reduce its~~ risk ~~in issuing such guarantees by seeking to have the Portfolios invest in a manner which may reduce Portfolio volatility~~ from the lifetime income or death benefits, or may make it easier for the insurance company to manage its risk through the use of various hedging techniques.  Each Adviser has developed an investment process using an allocation committee which seeks to ensure that the Portfolios it advises are managed in the best interest its shareholders.  Nonetheless, investors bear the risk that an Adviser’s allocation decisions may be affected by its conflicts of interest.

Each Adviser has adopted various policies and procedures that are intended to identify, monitor and address actual or potential conflicts of interest. However, there is no assurance that these policies and procedures will be effective in managing these conflicts of interest.”

3)              Comment: Page 45.  The current disclosure in the section titled “Portfolio Transitioning” states that ING Investments, DSL or an affiliate will bear the transactional costs for sales and purchases during the Reorganizations’ transition period.  Please clarify if these transactional costs include transactional costs for sales and purchases by not only the Portfolios but also their underlying funds.

Response: The disclosure has been revised as follows:

“Such sales and purchases by the Portfolios and their Underlying Funds would also result in ~~increased~~ transactional costs, which ~~are~~will be borne by ING Investments, DSL or an affiliate.” [Emphasis added.]

4)              Comment:  Pages 46 and 47.  Please clarify the meaning of the phrase “the risk-reduction objectives of the Participating Insurance Companies” in the first paragraph of the section titled “Reasons for the Reorganizations” on page 46 and in the third bullet point on page 47.

Response:  As described in the sentences preceding the phrase “the risk-reduction objectives of the Participating Insurance Companies” on page 46, this phrase means the Participating Insurance Companies’ objectives to find mutual funds for their Variable Contract platform that could help reduce their potential investment risk for the lifetime income or death benefits or make it easier for them to hedge their investment risk.

In response to your comment, the Registrant has also revised this phrase to state “the objectives of the Participating Insurance Companies” in the Registration Statement.

5)              Comment: Page 47.  Please provide the basis for a representation in the fifth bullet point on page 47 that “the use of passive rather than active management may reduce volatility and could potentially produce enhanced investment returns.”

Response: The representation has been revised as follows:

“the use of passive rather than active management may reduce a fund’s volatility relative to its benchmark ~~and could potentially produce enhanced investment returns~~;”

6)              Comment: Please disclose the Board’s conclusion with respect to its evaluation of each of the factors described in the section titled “Board Considerations.”

Response:  As it is currently disclosed in the Proxy Statement/Prospectus, the Board has determined that each proposed Reorganization is in the interests of the respective Portfolios and their shareholders.  The determination was based on all the facts and circumstances of the Reorganization, including, e.g., the economic benefits that the Acquired Portfolio shareholders will receive from lower net expense ratios, the changes in the investment objectives, policies, restrictions, management and portfolio holdings of the Acquired Portfolio, the costs of the Reorganization, etc.  In evaluating all of these factors, no single factor was controlling or determinative and the Board did not make any conclusion with respect to each individual factor.

II.                                     MISCELLANEOUS

7)              Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                                 ACCOUNTING COMMENTS

8)              Comment: Please clarify which portfolios will be considered the survivors for accounting purposes and provide an explanation for this determination.

Response:  The Registrant hereby clarifies that ING LifeStyle Conservative Portfolio, ING LifeStyle Moderate Portfolio, ING LifeStyle Moderate Growth Portfolio and ING LifeStyle Growth Portfolio, each an Acquired Portfolio, are determined to be the survivors for accounting purposes after the respective Reorganizations.  We believe that this determination is appropriate in light of the guidance set forth in the North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) and the Financial Accounting Standards Board Statement No. 141 (Jun. 2001) (“FAS 141”).

The North American Security Trust letter lists the factors that the staff considers in determining the accounting survivor of a business combination involving mutual funds.  As stated in the letter, the staff believes that “the survivor of a business combination for accounting purposes… will be the fund whose historical performance may be used by a new or surviving fund.”  Further guidance on determining accounting survivor in business combination can also be found in FAS 141.  According to this statement, “[i]f a new entity is formed to issue equity interests to effect a new business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available.”

The most important factor for the determination of accounting survivors after the Reorganizations is that as of the date of this response letter, the Acquiring Portfolios have not been launched and at the time of the Reorganizations, the Acquiring Portfolios will not have any assets.  It is intended that the Acquiring Portfolios will commence operations upon the consummation of the Reorganizations.  Therefore, unlike the Acquired Portfolios which have from one to four complete calendar years of performance, the Acquiring Portfolios do not have any performance records.

With respect to the Reorganizations of ING LifeStyle Conservative Portfolio, ING LifeStyle Moderate Portfolio and ING LifeStyle Moderate Growth Portfolio with and into ING Retirement Conservative Portfolio, ING Retirement Moderate Portfolio and ING Retirement Moderate Growth Portfolio, respectively, the performance of the Acquired Portfolios will be considered to be the past performance of the Acquiring Portfolios, respectively, after the Reorganizations.  In accordance with the staff’s guidance in North American Security Trust and pursuant to FAS 141, the Acquired Portfolios are determined to be the accounting survivors after the Reorganizations.

With respect to the combined Reorganizations of ING LifeStyle Aggressive Growth Portfolio and ING LifeStyle Growth Portfolio with and into ING Retirement Growth Portfolio, both Acquired Portfolios commenced operations in May 2004.  ING LifeStyle Growth Portfolio was much larger than ING LifeStyle Aggressive Growth Portfolio ($3,060.8 million in assets versus $773.5 million in assets as of April 30, 2009).  In addition, compared to ING LifeStyle Aggressive Growth Portfolio’s investment objective and strategies, ING LifeStyle Growth Portfolio’s investment objective and strategies are more similar to those of the surviving portfolio after the Reorganizations.  Thus, in light of the staff’s guidance in North American Security Trust and pursuant to FAS 141, ING LifeStyle Growth Portfolio’s performance will be carried forward and ING LifeStyle Growth Portfolio is determined to be the accounting survivor after the Reorganizations.

While the ING fund complex has experienced many fund reorganizations over last decade, this is the first time that we are experiencing the Reorganizations in which the Acquiring Portfolios have no operating history and will commence operations upon the consummation of the Reorganizations.  Based on guidance in North American Security Trust and FAS 141 with respect to accounting survivor determination, we have selected ING LifeStyle Conservative Portfolio, ING LifeStyle Moderate Portfolio, ING LifeStyle Moderate Growth Portfolio and ING LifeStyle Growth Portfolio, each an Acquired Portfolio, as accounting survivors in these Reorganizations.  If you have any questions or comments with respect to this selection, we would appreciate hearing your view.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

August 14, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          ING Investors Trust – Form N-14 Registration Statement (File No. 333-160378)

Dear Mr. Foor:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING Retirement Conservative Portfolio, ING Retirement Moderate Portfolio, ING Retirement Moderate Growth Portfolio and ING Retirement Growth Portfolio on July 1, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                  should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz
Dechert LLP